EXHIBIT 10.2

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "Agreement") is entered into effective as of October 10, 2007, between CALPINE CORPORATION, a Delaware corporation (the "Company"), and ROBERT P. MAY ("Executive") to provide the terms and conditions for Executive's employment with the Company and its affiliates from time to time (together, the "Group").

The Board of Directors of the Company (the "Board") named Executive as Chief Executive Officer of the Company and a member of the Board on December 12, 2005 (the "Start Date") pursuant to an Employment Agreement dated as of December 12, 2005 (the "Prior Agreement").

The Company and Executive have agreed that Executive will continue to be employed by the Company and will serve as the Company's Chief Executive Officer, upon the terms and conditions set forth below.

Accordingly, and in consideration of the mutual obligations set forth in this Agreement, which Executive and the Company agree are sufficient, Executive and the Company agree as follows:

1   Term of Employment.

Executive's term of employment ("Term of Employment") begins as of the date hereof and ends on June 30, 2008, subject to the termination provisions of paragraph 4 below.

2   Position and Responsibilities.

During the Term of Employment, Executive shall have the position and responsibilities described below. Executive shall be employed as the Company's Chief Executive Officer, with the general executive powers and authority that accompany that position. Executive shall report directly to the Board and shall have the duties and responsibilities that are typically performed by the chief executive officer of a public company, as well as any other duties consistent with his position that are assigned to Executive by the Board. Unless and until the Board elects a President of the Company, Executive shall also have the powers, duties and responsibilities that the Company's Bylaws confer on the President of the Company. Executive agrees to comply with such lawful policies of the Company as may be adopted from time to time. Although Executive may be reasonably required to travel from time to time for business reasons, his principal place of employment shall be the Company's corporate offices wherever located.

(a)   Executive shall devote all of his full business time and his best efforts, skill, and attention to the Company's business and affairs and to promoting the Company's best interests.

(b)   Executive shall serve as a non-chairman member of the Board for as long as Executive continues to be nominated and elected.

(c)   Notwithstanding the foregoing, nothing herein shall preclude Executive from (i) serving on the boards of directors of other corporations and/or charitable organizations (subject to the approval of the Board, such approval not to be unreasonably withheld), (ii) engaging in charitable activities and community affairs, and (iii) managing his personal investments and affairs, provided that any such activities listed in (i) and (ii) above do not interfere in more than a de minimis manner with the proper performance of his duties and responsibilities hereunder and comply with the limitations set forth in paragraph 5.a.

3   Compensation.

For all of his services during the Term of Employment, Executive shall receive the following compensation:

(a)   **Base Salary**. Executive's annual base salary shall be $1,500,000 (as may be increased from time to time, the "Base Salary"). The Board will review the Base Salary at least annually and may increase it at any time for any reason, in its sole discretion; however, it shall have no obligation to do so.

(b)   **Bonus**. In addition to his Base Salary, Executive shall be eligible to receive an annual cash performance bonus (the "Bonus") for each fiscal year ending during the Term of Employment if, and to the extent that, (x) except with respect to any Bonus payable earlier as severance under paragraph 4.b.ii.1, Executive remains employed by the Company on the last day of such fiscal year and (y) corporate performance objectives established by the Board are achieved, as determined by the Board or a committee thereof in its sole discretion. Payment of the Bonus shall be made at the same time that other senior-level executives receive their bonuses, and no later than March 15th of the calendar year after the calendar year in which the Bonus is earned. The target level for Executive's Bonus shall be established by the Board (or a committee thereof) in its sole discretion, provided that the minimum target level for any year shall be 100% of the Base Salary (the "Target Annual Bonus"). However, subject to the minimum Bonuses for the Company's fiscal years ending December 31, 2006, and December 31, 2007, set forth below, Executive's actual Bonus in any year may range from 0% to 200% of the Target Annual Bonus:

(i)   For the Company's fiscal year ending December 31, 2006, Executive shall be entitled to receive a minimum Bonus of $2,250,000, to be paid no later than March 15, 2007 but no earlier than January 1, 2007.

(ii)   For the Company's fiscal year ending December 31, 2007, Executive shall be entitled to receive a minimum Bonus of $1,500,000, to be paid no later than March 15, 2008 but no earlier than January 1, 2008.

(c)   **Benefits**. Executive shall be eligible to participate in all Company benefit plans and programs as are generally available for its senior executives, and his benefits shall be based on the terms of the applicable plan as established by the Company from time to time. Nothing in this Agreement shall restrict the Company's ability to change or terminate any or all of its employee benefit plans and programs from time to time; nor shall anything in this Agreement prevent any such change from affecting Executive.

(d) **Signing Bonus**. In addition to the Base Salary and Bonus, Executive shall be entitled to receive a one-time payment of $2,000,000, payable within 15 days of the Start Date. If Executive resigns his employment without Good Reason or Executive's employment is terminated by the Company for Cause, Executive shall repay a pro rata portion (based on the number of full calendar months remaining in the initial 24 month term divided by 24 months) of the signing bonus (net of any associated income and employment taxes) within 10 days after such resignation or termination of employment. Within 10 days after the filing of Executive's federal income tax return for the year in which such repayment is made, Executive shall pay to the Company the amount by which Executive's federal and state income tax liability for such year was reduced as a result of such repayment. If Executive resigns for Good Reason, dies or becomes Disabled or if Executive's employment is terminated by the Company without Cause, Executive shall be entitled to retain the full amount of the signing bonus. The Company acknowledges and agrees that the payment of Executive's signing bonus is unrelated to any services that he performed in the State of California.

(e) **Success Fee.** When a plan of reorganization that is confirmed by the Bankruptcy Court becomes effective (the "Plan Effective Date") during Executive's tenure as Chief Executive Officer of the Company, Executive shall be entitled to receive a one-time payment in an amount equal to the amount set forth on Exhibit A attached hereto (the "Success Fee"). If at any time after the Start Date, Executive resigns his employment with Good Reason or Executive's employment is terminated by the Company without Cause before the Plan Effective Date, Executive shall be entitled to payment of the Success Fee if the Plan Effective Date occurs within 12 months after the date of termination of employment. In any case such Success Fee shall be due and payable on the Plan Effective Date. Executive shall not be entitled to all or any portion of the Success Fee if the Company terminates his employment for Cause, Executive resigns his employment without Good Reason or Executive's employment terminates due to death or Disability before the Plan Effective Date.

(f) **Guaranteed Minimum Success Fee**. Executive shall be entitled to receive the guaranteed minimum success fee (the "Guaranteed Minimum Success Fee") described in this paragraph 3.f; provided, however, to the extent the Success Fee is paid, the Success Fee shall be reduced by the Guaranteed Minimum Success Fee, or any portion thereof, paid to Executive and shall be paid as promptly as practicable in a lump sum. In such case, no further payment shall be made with respect to the Guaranteed Minimum Success Fee. The Guaranteed Minimum Success Fee shall be deemed earned as of the date this Agreement is approved by the Bankruptcy Court.

(i) *Amount and Payment Schedule*. Executive's Guaranteed Minimum Success Fee (in addition to the other payments specifically contemplated in this Agreement including, without limitation, the minimum emergence bonus set forth on Exhibit A attached hereto) shall be an annual amount equal to the sum of his (x) annual Base Salary and (y) Target Annual

Bonus as of the earlier of (a) the date his term of employment under this Agreement terminates or (b) the Plan Effective Date, for one year, provided that if Executive is terminated in calendar year 2006 or 2007, in lieu of the Target Annual Bonus referenced in (y) above, Executive shall receive his minimum Bonus for the applicable year as set forth in paragraph 3(b), above. The Guaranteed Minimum Success Fee shall be paid to Executive on the earliest of (1) the date Executive is terminated by the Company without Cause, (2) the date Executive terminates his employment for Good Reason and (3) the Plan Effective Date. Subject to the timing rule described in paragraph 3.f.ii, below, all payments shall be made as promptly as practicable. Subject to paragraph 3.f above, if the Guaranteed Minimum Success Fee is paid on any date prior to the Plan Effective Date, the Guaranteed Minimum Success Fee shall be paid ratably on the same payment schedule that applied to Executive's salary as of such date. If the Guaranteed Minimum Success Fee is paid on the Plan Effective Date, Executive shall be entitled to a lump sum payment.

(ii) *Timing*. To the extent necessary to comply with the restriction in Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the "Code") concerning payments to specified employees, the first Guaranteed Minimum Success Fee payment (if the Guaranteed Minimum Success Fee is paid ratably) to Executive shall be made on the first installment date (determined under paragraph 3.f.i, above) that is at least six months after Executive's termination date. The first payment shall include any installments that would have been paid previously under paragraph 3.f.i were it not for this special timing rule, plus interest on the delayed installments at an annual rate (compounded monthly) equal to the federal short-term rate (as in effect under Section 1274(d) of the Code on Executive's termination date).

(g) **Relocation**. Executive shall be reimbursed for the following costs associated with relocating to the area in which the Company's headquarters is located:

(i) All reasonable transaction costs (including any real estate brokerage fees Executive incurs) and reasonable moving expenses incurred by Executive, in each case while an employee of the Company, in connection with moving his household goods from Executive's current residence to area in which the Company's headquarters is located, provided that Executive provides appropriate documentation (the "Reimbursement"). Reimbursements under this paragraph 3(f) below shall be paid on or before March 15th of the calendar year after the calendar year in which the applicable expenses were incurred. In connection with such payment, during the calendar year after the calendar year in which the applicable expenses are incurred, the Company shall pay Executive an additional payment in an amount such that after the actual payment by Executive of an taxes, if any, imposed in connection with the Reimbursement, Executive retains an amount equal to the Reimbursement;

(ii) Reimbursement of all reasonable temporary housing and living expenses incurred by Executive, in each case while an employee of the Company, for the shorter of (A) 9 months or (B) the period from the Start Date until Executive moves to a residence of his choosing in the area in which the Company's headquarters is located; provided, that the Board may extend such period from time to time. Reimbursements under this paragraph 3(f) below shall be paid on or before March 15th of the calendar year after the calendar year in which the applicable expenses were incurred.

(h) **Legal Fees**. On or before March 30, 2006, or such later date to which Executive and Company mutually agree, the Company shall pay Executive's reasonable legal fees that are directly related to the negotiation, entry and approval by the Bankruptcy Court of this Agreement and were actually incurred during such negotiation, entry or approval, in an amount not to exceed $50,000.

4 Termination

(a) **Termination of Employment**.

(i) **Termination by the Company for Cause**. The Board may terminate Executive's employment for Cause at any time after (x) providing Executive with 5 business days' advance written notice explaining the circumstances that justify the termination (a "Termination Notice"); and (y) except in the case of termination for an event covered by (2) below, providing Executive with the opportunity to appear before the Board prior to any vote to terminate Executive's employment for Cause, which opportunity may occur during the 5-business-day notice period. "Cause" means any of the following: (1) Executive's breach of any material term of this Agreement that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such breach; (2) Executive's commission of, or formal prosecutorial charge or indictment alleging commission of, a felony or any crime of similar status, any crime involving fraud, or any crime involving moral turpitude (other than motor vehicle related) (it being agreed that in the case of a crime involving moral turpitude, only to the extent such crime materially and adversely affects the business, standing or reputation of the Company or any other member of the Group); (3) Executive's breach of fiduciary duty to the Company or any other member of the Group that has any material and adverse impact on the Company that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such breach; (4) Executive's misappropriation of funds or material property of the Company or any other member of the Group; (5) Executive's refusal to follow the lawful directives of the Board without a materially valid business justification that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such refusal; (6) Executive's fraud related to the Company that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such fraud; (7) Executive's material dishonesty, disloyalty, gross negligence or willful misconduct, where such dishonesty, disloyalty, gross negligence or willful misconduct is reasonably likely to result, in substantial and material damage to the Company or any other member of the Group and that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such event; (8) Executive's willful and material violation of any of the Company's Code of Conduct or employment policies that is not corrected within 10 days after delivery of a Termination Notice to Executive with respect to such violation; or (9) Executive's material violation of any federal, state or local laws that could result in a direct or indirect financial loss to the Company or any other member of the Group or damage the reputation of the Company or any other member of the Group.

For this definition, no act or omission by the Executive will be "willful" unless it is made by him in bad faith or without a reasonable belief that his act or omission was in the best interests of the Company or the Group. Any act, or failure to act, based upon the advice of counsel to the Company or any member of the Group shall be presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company and the Group.

(ii) **Termination by the Company without Cause**. The Company may terminate Executive's employment under this Agreement without Cause upon at least 20 days' prior written notice to Executive. For purposes hereof, a Termination by the Company without Cause shall also include a termination of Executive's employment after the parties' failure to enter into a new employment agreement prior to June 30, 2008 that results in Executive's termination of employment with the Company on June 30, 2008.

(iii) **Death or Disability**. Executive's employment by the Company will immediately terminate upon Executive's death and at the option of either Executive or the Company, exercisable upon written notice to the other party, may terminate upon the Executive's Disability. For purposes of this Agreement, "Disability" will occur if (A) Executive becomes eligible for benefits under a long-term disability policy provided by the Company, if any, or (B) Executive has become unable, due to physical or mental illness or incapacity, to substantially perform the essential duties of his employment with reasonable accommodation for a period of 90 days or an aggregate of 180 days during any consecutive 12 month period, as determined by an independent physician approved by the Company and Executive.

(iv) **Termination by Executive for Good Reason**. Executive may terminate his employment for Good Reason within 90 days of the occurrence of an event constituting Good Reason. "Good Reason" shall mean the occurrence, during the Term of Employment, of any of the following actions or failures to act, but in each case only if it is not consented to by Executive in writing: (A) a material adverse change in Executive's duties, reporting responsibilities, titles or elected or appointed offices (including the failure to be elected to the Company's Board) as in effect immediately prior to the effective date of such change (including but not limited to the appointment of any person to an executive position at the Company that is co-equal or senior to that of Executive); (B) any reduction or failure to pay when due the Executive's Base Salary, the minimum 2006 and 2007 Bonus, Signing Bonus or Success Fee; (C) any reduction by the Company in Executive's Target Annual Bonus opportunity; (D) the Company's breach of any material term of this Agreement that is not corrected within 10 days after delivery of a notice to the Company with respect to such breach or (E) the failure of the Company to obtain the assumption in writing of this Agreement by any successor to or an acquirer of all or substantially all of the assets of the Company on or prior to a merger, consolidation, sale or similar transaction; provided, however, that Executive first notifies the Company in writing of an occurrence constituting Good Reason and the Company fails to cure such occurrence within 30 days of such notice. For purposes of this definition, none of the actions described in clauses (A) through (E) above shall constitute "Good Reason" with respect to Executive if it was an isolated and inadvertent action not taken in bad faith by the Company and if it is remedied by the Company within 10 days after receipt of written notice thereof given by Executive.

(v) **Termination by Executive without Good Reason**. Executive may terminate his employment under this Agreement without Good Reason upon at least 20 days' prior written notice to the Company.

(b) **Consequences of Termination of Employment**.

(i) **Termination by the Company without Cause or by Executive for Good Reason prior to the Plan Effective Date**. Executive shall receive the benefits described in this paragraph 4.b (excluding the severance benefits set forth in paragraphs 4.b.ii.1 and 4.b.ii.2) if the Executive's employment is terminated without Cause (under paragraph 4.a.ii) at any time during the Term of Employment or if Executive terminates his employment at any time during the Term of Employment for Good Reason (under paragraph 4.a.iv) prior to the Plan Effective Date. For a period of one year following the date of termination of Executive's employment from the Company, the Company shall at its sole cost and expense (but disregarding any individual tax liability of Executive), and at the election of COBRA by Executive, provide Executive (and his spouse and eligible dependents) with group health benefits substantially similar to those benefits that Executive (and his spouse and eligible dependents) were receiving immediately before his termination (which may at the Company's election be pursuant to reimbursement of the applicable COBRA premium). Such coverage shall be provided to Executive as COBRA benefits and shall terminate prior to the end of the one-year period if Executive, his spouse or eligible dependents are no longer eligible for COBRA coverage. To the extent possible, the benefits under this section 4.b.i.3 shall be made in a manner that is tax efficient for the Executive so long as there is no adverse tax consequences to the Company.

(ii) **Termination by the Company without Cause or by Executive for Good Reason after the Plan Effective Date**. Executive shall receive the benefits described in this paragraph 4.b (including the benefits set forth in paragraph 4.b.i.) if the Executive's employment is terminated without Cause (under paragraph 4.a.ii) at any time during the Term of Employment or if Executive terminates his employment at any time during the Term of Employment for Good Reason (under paragraph 4.a.iv) after the Plan Effective Date. If Executive receives the benefits set forth in this paragraph 4.b.ii, Executive shall not be eligible for severance benefits from any other plan, program or policy of the Company then in effect.

1. *Amount and Payment Schedule*. Executive's severance benefit (in addition to the other payments specifically contemplated in this Agreement) shall be an annual amount equal to the sum of his (x) annual Base Salary and (y) Target Annual Bonus as of the date his employment terminates, paid for one year, provided that if Executive is terminated in calendar year 2006 or 2007, in lieu of the Target Annual Bonus referenced in (y) above, Executive shall receive his minimum Bonus for the applicable year as set forth in paragraph 3(b), above. Subject to the timing rule described in paragraph 4.b.ii.2, below, the severance benefit shall be paid ratably on the same payment schedule that applied to Executive's salary at the time of his termination.

2. *Timing*. To the extent necessary to comply with the restriction in Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the "Code") concerning payments to specified employees, the first severance payment to Executive shall be made on the first installment date (determined under paragraph 4.b.ii.1, above) that is at least six months after Executive's termination date. The first payment shall include any installments that would have been paid previously under paragraph 4.b.ii.1 were it not for this special timing rule, plus interest on the delayed installments at an annual rate (compounded monthly) equal to the federal short-term rate (as in

effect under Section 1274(d) of the Code on Executive's termination date)

(iii) **Death or Disability**. In the event of termination of Executive's employment due to death or Disability (under paragraph 4.a.ii), Executive shall be entitled to receive (in addition to any other payments specifically contemplated in this Agreement) a pro rata portion of his Target Annual Bonus for the portion of the calendar year before the date of termination of employment, as promptly as practicable and in any event payable on or before March 15th of the calendar year after the calendar year in which such termination of employment occurs; but Executive shall not be eligible to receive any other severance benefit under this paragraph 4. Executive's eligibility (if any) to receive a severance or retirement benefit under any other severance or retirement plan or program maintained by the Company shall be determined by the terms of that plan or program as in effect on his termination date.

(iv) **Termination for Cause or Voluntary Termination**. If the Company terminates Executive's employment for Cause (under paragraph 4.a.i), or if Executive terminates his employment without Good Reason (under paragraph 4.a.v), Executive shall not be eligible to receive any severance benefit under this paragraph 4.b.iv. Executive's eligibility (if any) to receive a severance or retirement benefit under any other severance or retirement plan or program maintained by the Company shall be determined by the terms of that plan or program as in effect on his termination date. The foregoing shall not limit the remedies available to the Group, at law or in equity, for any loss or other injury caused directly or indirectly by Executive.

(v) **Earned but Unpaid Bonus**. In addition to any other amounts owed to Executive under this paragraph 4.b, if the Company terminates the Executive's employment for any reason other than Cause or if Executive terminates employment after December 31 of any year, Executive shall be entitled to receive any Bonus earned by Executive for the preceding year as calculated in accordance with paragraph 3(b) but not yet paid as of the termination date.

(vi) **Release**. The Company will not be required to make the payments stated in this paragraph 4 unless the Executive executes and delivers to the Company an agreement releasing from all liability (other than Executive's rights under this Agreement and any indemnification arrangement of the Company with respect to Executive) the Group and any of their respective past or present directors, officers, employees, shareholders, controlling persons or agents of the Group. No payment will be made until the period for revocation of the release has ended and unless Executive has not revoked the release. This agreement will be substantially in the form attached hereto as Exhibit B.

5   **Restrictive Covenants.**

(a)   **Non-Competition**. During the time Executive is employed by the Company and for 12 months thereafter, Executive shall not directly or indirectly manage, operate, participate in, be employed by, perform consulting services for, or otherwise be connected with NRG Energy, Inc., Mirant Corporation, Reliant Energy, Dynegy Inc., Edison Mission Energy/Edison International, Constellation Energy Group, Inc. (FPL Group, Inc.) and Pacific Gas & Electric Company (each a "Competitive Enterprise"); nor shall Executive receive compensation from any other company or business during the time Executive is employed with the Company unless the arrangement giving rise to such compensation has been (i) disclosed to and approved by the Board in advance or (ii) is otherwise permitted by the terms of this Agreement. Executive may invest in any Competitive Enterprise, provided that Executive and his immediate family members (as defined in Section 1361(c)(B) of the Code) do not own collectively more than three percent of the voting securities of any such entity at any time.

(b)   **Use and Disclosure of Proprietary Information**.

(i)   **Definition of Proprietary Information**. "Proprietary Information" means confidential or proprietary information, knowledge or data concerning (1) the Group's businesses, strategies, operations, financial affairs, organizational matters, personnel matters, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, (2) any other matter relating to the Group, (3) any matter relating to clients of the Group or other third parties having relationships with the Group and (4) any confidential information from which the Group derives business advantage or economic value. Proprietary Information includes (A) the names, addresses, phone numbers and buying habits and preferences and other information concerning clients and prospective clients of the Group, and (B) information and materials concerning the personal affairs of employees of the Group. In addition, Proprietary Information may include information furnished to Executive orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Agreement. Proprietary Information does not include information (X) that was or becomes generally available to Executive on a non-confidential basis, if the source of this information was not reasonably known to Executive to be bound by a duty of confidentiality, (Y) that was or becomes generally available to the public, other than as a result of a disclosure by Executive, directly or indirectly, or (Z) that Executive can establish was independently developed by Executive without reference to Proprietary Information.

(ii)   **Acknowledgements**. Executive acknowledges that he will obtain or create Proprietary Information in the course of Executive's involvement in the Group's activities and may already have Proprietary Information.

Executive agrees that the Proprietary Information is the exclusive property of the Group. In addition, nothing in this Agreement will operate to weaken or waive any rights the Group may have under statutory or common law, or any other agreement, to the prohibition of unfair competition or the protection of trade secrets, confidential business information and other confidential information.

(iii) **During Employment**. Executive will use and disclose Proprietary Information only for the Group's benefit and in accordance with any restrictions placed on its use or disclosure by the Group.

(iv) **Post-Employment**. After the termination of Executive's employment, Executive will not use or disclose any Proprietary Information for any purpose. For the avoidance of doubt, but without limitation of the foregoing, after termination of Executive's employment, Executive will not directly or indirectly use Proprietary Information from which the Group derives business advantage or economic benefit to solicit, impair or interfere with, or attempt to solicit, impair or interfere with, any person or entity, who, at the time of the termination of Executive's employment, is then a customer, vendor or business relationship of the Group (or who Executive knew was a potential customer, vendor or business relationship of the Company within the six months prior to the termination of his Employment).

(c) **Non-Solicitation of Employees**. During the Term of Employment and for an 18 month period after termination of Executive's employment, Executive will not directly or indirectly solicit or attempt to solicit anyone who, at the time of the termination of Executive's employment, is then an employee of the Group (or who was an employee of the Group within the six months prior to the termination of his Employment) to resign from the Group or to apply for or accept employment with any company or other enterprise.

(d) **Non-Disparagement**. During and after Executive's employment with the Company, the parties mutually covenant and agree that neither will directly or indirectly disparage the other, or make or solicit any comments, statements, or the like to any clients, competitors, suppliers, employees or former employees of the Company, the press, other media, or others that may be considered derogatory or detrimental to the good name or business reputation of the other party. Nothing herein shall be deemed to constrain either party's cooperation in any Board authorized investigation or governmental action. In the event of Executive's termination or the non-renewal of this Agreement, Executive and Company shall agree on any press release relating to such termination or non-renewal and the Company and Executive shall not publicly discuss or comment on Executive's termination or non-renewal in any manner other than as mutually agreed in the press release.

6 **Excise Tax**. If, (I) in the written opinion of the Company's independent accountants, (x) any payment or benefit to Executive under this Agreement or otherwise contingent

upon a change of control (including without limitation, the Success Fee, the Guaranteed Minimum Success Fee and any payments under paragraph 4.b above) is an "excess parachute payment" as defined in Section 280G(b) of the Code, and (y) such excess parachute payment is subject to the excise tax imposed by Section 4999 of the Code (or any similar tax under state or local law) or (II) the Internal Revenue Service determines that any payment or benefit to Executive under this Agreement is an excess parachute payment that is subject to the excise tax imposed by Section 4999 of the Code, the Company shall pay to Executive such amount or amounts necessary to place Executive in the same after-tax position in which Executive would have been if such excise tax (together with any interest and penalties) had not been imposed (the "Gross-Up"). The Gross-Up shall be in an amount determined by the Company's independent accountants and shall be paid on or prior to the date the applicable withholding taxes are due. For purposes of determining the amount of the Gross-Up, the Executive shall be deemed to pay federal, state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up is to be made. Notwithstanding anything to the contrary, the Gross-Up obligation of the Company under this Section shall survive any termination of this Agreement or Executive's termination of employment.

7   **Employment Taxes**. All payments and other compensation under this Agreement shall be subject to withholding of the applicable income and employment taxes.

8   **Nonduplication of Benefits**. No term or other provision of this Agreement may be interpreted to require the Company to duplicate any payment or other compensation that Executive is already entitled to receive under a compensation or benefit plan, program, or other arrangement maintained by the Company.

9   **Indemnification**. To the fullest extent permitted by applicable law, the Company shall provide indemnification for Executive under its Articles of Incorporation and Bylaws. Executive shall be covered by the Company's standard indemnification agreement and by any director's and officer's liability insurance policy maintained by the Company.

10   **Successors.** Any successor to the Company or to all or substantially all of the Company's business and/or assets (whether a direct or indirect successor, and whether by purchase, lease, merger, consolidation, liquidation, or otherwise) shall assume the obligations under this Agreement. In case of any succession, the term "Company" shall refer to the successor. The terms of this Agreement and all of Executive's rights hereunder shall inure to the benefit of, and be enforceable by, Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees.

11   **No Third-Party Beneficiaries**. Except as provided in paragraph 9 above, nothing in this Agreement may confer upon any person or entity not a party to this Agreement any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

12   **No Duty to Mitigate**. Executive shall not be required to seek new employment or otherwise to mitigate the payments contemplated by this Agreement. The payments contemplated by this Agreement shall not be reduced by earnings that Executive may

receive from any other source; provided, however, that COBRA payments may cease in accordance with the provisions of this Agreement.

13 **Notice**. Notices and other communications between the parties to this Agreement shall be delivered in writing and shall be deemed to have been given when personally delivered or on the third business day after mailing by U.S. registered or certified mail, return receipt requested and postage prepaid.

(a)   Notices and other communications to Executive shall be addressed to Executive, at the most recent home address that he provided in writing to the Company.

(b)   Notices and other communications to the Company shall be addressed to the Company's corporate headquarters, to the attention of the Company's Secretary.

14 **Waiver and Amendments**. No provision of this Agreement may be modified, waived, or discharged, unless the modification, waiver, or discharge is agreed to in writing signed by Executive and by an authorized representative of the Company (other than Executive). Unless specifically characterized as a continuing waiver, no waiver of a condition or provision at anyone time may be considered a waiver of the same provision or condition (or any different provision or condition) at any other time.

15 **Costs**. In the event that Executive is a prevailing party in any dispute or disagreement with the Company relating to this Agreement and/or the Company's obligations under this Agreement, the Company will reimburse any expenses, including reasonable attorney's fees (and such fees incurred at Executive's attorney's normal hourly rates will be presumed reasonable), incurred by Executive as a result of, or in connection with, any such dispute or disagreement. Nothing herein shall adversely impair or limit any rights Executive has under the Company's Articles of Incorporation, Bylaws and directors' and officers' liability insurance policies. Notwithstanding anything to the contrary, the obligation of the Company under this Section shall survive any termination of this Agreement or Executive's termination of employment.

16 **Ability to Enter this Agreement**. Executive represents and warrants that neither the execution and delivery of this Agreement nor the performance of Executive's services hereunder will conflict with, or result in a breach of any employment or other agreement to which Executive is a party or by which Executive might be bound or affected. Executive further represents and warrants that Executive has full right, power, and authority to enter into and carry out the provisions of this Agreement.

17 **Remedy at Law Inadequate**. Executive acknowledges that a remedy at law for any breach or attempted breach of the covenants described in paragraph 5 of this Agreement will be inadequate and agrees that the Group shall be entitled to specific performance and injunctive and other equitable relief in the case of any such breach or attempted breach.

18 **American Jobs Creation Act of 2004**.   This Agreement shall be construed, administered and interpreted in accordance with a good-faith interpretation of Section 409A of the Code and Section 885 of the American Jobs Creation Act of 2004. If the Company or Executive determines that any provision of this Agreement is or might be inconsistent with such provisions (including any administrative guidance issued

thereunder), the parties shall make their best efforts in good faith to agree to such amendments to this Agreement as may be necessary or appropriate to comply with such provisions.

19   **Choice of Law**. This Agreement (including its validity, interpretation, construction, and performance) shall be governed by the laws of the State of New York, without regard to any concerning conflicts or choice of law that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

20   **Section Headings**. All headings in this Agreement are inserted for convenience only. Headings do not constitute a part of the Agreement and may not affect the meaning or interpretation of any term or other provision of this Agreement.

21   **Severability and Reformation**. Each substantive provision of this Agreement is a separate agreement, independently supported by good and adequate consideration, and is severable from the other provisions of the Agreement. If a court of competent jurisdiction determines that any term or provision of this Agreement is unenforceable, then the other terms and provisions of this Agreement shall remain in full force and effect, and the unenforceable terms or provisions shall be equitably modified to the extent necessary to achieve the underlying purpose in an enforceable way.

22   **Whole Agreement**. This Agreement reflects the entire understanding and agreement between the Company and Executive regarding Executive's employment. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements, including the Prior Agreement, whether oral or written, relating to Executive's employment with the Company. The respective rights and obligations of the parties to this Agreement shall survive the termination of Executive's employment to the extent necessary to give such rights and obligations their intended effect.

23 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

*   *   *

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement on [   ], 2007.

CALPINE CORPORATION:

By: /s/ Kenneth T. Derr   /s/ Robert P. May
       Kenneth T. Derr   Robert P. May, in his individual capacity
       Chairman of the Board of Directors